

Mail Stop 6010

August 23, 2007

Via Facsimile and U.S. Mail

Mr. Gary G. Brandt
Chief Executive Officer
Solomon Technologies, Inc.
1400 L & R Industrial Boulevard
Tarpon Springs, FL   34689

   RE: **Solomon Technologies, Inc.**
      Item 4.02 Form 8-K
      Filed August 20, 2007
      File No. 0-50532

Dear Mr. Brandt:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated August 14, 2007

Item 4-02(a). Non-Reliance on Previously Issued Financial Statements

1.   Please disclose when you concluded that your financial statements should no longer be relied upon. In addition, please amend your filing to identify the financial statements and years or periods covered that should no longer be relied upon. Refer to the guidance in Item 4.02 under Section 4 of Form 8-K.

2.   Please state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing.

3.   Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures in your Form 10-QSB for the quarter ended March 31, 2007 in light of the material errors you have disclosed. Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of your quarter ended June 30, 2007.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call David Burton at (202) 551-3626.

Sincerely,

David Burton
Staff Accountant